August 10, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Pampa Energía S.A. (Pampa Energy Inc.)

Registration Statement on Form F-4 (File No. 333-213038)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-213038) filed with the Securities and Exchange Commission by Pampa Energía S.A. on August 10, 2016 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Juan G. Giráldez at (212) 225-2372.

Sincerely,

PAMPA ENERGÍA S.A.

By:  _/s/ Gustavo Mariani___________________
        Name:  Gustavo Mariani
        Title:    Co-Chief Executive Officer